UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Establishment of Subsidiaries for Issuance of “Non-dilutive” Preferred Securities

Tokyo, February 28, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President and CEO: Nobuo Kuroyanagi) hereby announces that its Board of Directors today resolved to establish three wholly owned subsidiaries: MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, in the Cayman Islands in order to issue preferred securities (“Non-dilutive Preferred Securities”) so as to enhance the flexibility of its capital management.

The general terms of the Non-dilutive Preferred Securities are as described below, and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

Issuer	MUFG Capital Finance 1 Limited	MUFG Capital Finance 2 Limited	MUFG Capital Finance 3 Limited

A special purpose subsidiary to be newly established in the Cayman Islands under the laws of the Cayman Islands, and in which our Company has 100 % voting rights.

Type of Security	Dollar-denominated non-cumulative perpetual preferred securities	Euro-denominated non-cumulative perpetual preferred securities	Yen-denominated non-cumulative perpetual preferred securities

No right to convert into MUFG’s common shares is granted.

Issue Amount	To be determined, taking market demand into consideration, with an aggregate total amount of ¥300 billion for the above three types of securities (up to a maximum amount of ¥500 billion).

Dividends	Undecided

Use of Proceeds	To be provided to MUFG’s consolidated subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd., in order to strengthen its capital base.

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of MUFG, senior to the MUFG’s common shares, and effectively pari passu with MUFG’s preferred shares.

Method of Offering	Global offering targeted at institutional investors in the overseas market, mainly U.S. and Europe upon registration with the U.S. Securities and Exchange Commission (the “SEC”)

Listing	Expected to be listed on the Singapore Stock Exchange (SGX)

Note: The implementation of the proposed transactions is subject to valid notifications and approvals based on applicable laws and regulations.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release has been prepared for the purpose of publicly announcing MUFG’s acquisition of subsidiary shares in connection with the issuance of preferred securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the preferred securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state in the United States.